SCHEDULE 13D
----------------------------
CUSIP No. 637277104
----------------------------





                                  Page 1 of 13
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)

                          NATIONAL R.V. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock par value $0.01
                         (Title of Class of Securities)

                                    637277104
                                 (CUSIP Number)

                               Peter DiIorio, Esq.
                       Heller Ehrman White & McAuliffe LLP
         120 West 45th Street, New York, New York 10036, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
----------------------------                   ----------------------------
CUSIP No. 637277104                                Page 12 of 13 Pages
----------------------------                   -------------------------

=================================================================


1. NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      [ ]
                                                           (b)      [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.   SOLE VOTING POWER
     584,571 (Includes 513,044 options)
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER
     143,274
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
     584,571 (Includes 513,044 options)
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     143,274
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     727,845 (Includes 513,044 options)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN

1.


NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Peter M. Collery
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [ ]
                                                              (b)      [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF, OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.       SOLE VOTING POWER
         113,996 (includes 113,750 underlying options)
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER
         148,274
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER
         113,996 (includes 113,750 underlying options)
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER
         148,274
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         262,270 (includes 113,750 underlying options)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN


15.
         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Siegler, Collery & Co.
--------------------------------------------------------------------------------
16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [X]
                                                              (b)      [ ]
--------------------------------------------------------------------------------
17.      SEC USE ONLY
--------------------------------------------------------------------------------
18.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
19.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
20.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
21.      SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
22.      SHARED VOTING POWER
         118,793
--------------------------------------------------------------------------------
23.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
24.      SHARED DISPOSITIVE POWER
         118,793
--------------------------------------------------------------------------------
25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         118,793
--------------------------------------------------------------------------------
26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
--------------------------------------------------------------------------------
27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.2%
--------------------------------------------------------------------------------
28.      TYPE OF REPORTING PERSON
         CO

29.
         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC Fundamental, LLC Employees' Savings and Profit Sharing Plan
--------------------------------------------------------------------------------
30.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [X]
                                                              (b)      [ ]
--------------------------------------------------------------------------------
31.      SEC USE ONLY
--------------------------------------------------------------------------------
32.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
33.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
34.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
35.      SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
36.      SHARED VOTING POWER
         5,000
--------------------------------------------------------------------------------
37.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
38.      SHARED DISPOSITIVE POWER
         5,000
--------------------------------------------------------------------------------
39.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000
--------------------------------------------------------------------------------
40.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
--------------------------------------------------------------------------------
41.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.05%
--------------------------------------------------------------------------------
42.      TYPE OF REPORTING PERSON
         EP


43.      NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         The Gary N. Siegler Foundation
--------------------------------------------------------------------------------
44.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)      [X]
                                                             (b)      [ ]
--------------------------------------------------------------------------------
45.      SEC USE ONLY
--------------------------------------------------------------------------------
46.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
47.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)         [   ]
--------------------------------------------------------------------------------
48.      CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
49.      SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
50.      SHARED VOTING POWER
         42,057
--------------------------------------------------------------------------------
51.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
52.      SHARED DISPOSITIVE POWER
         42,057
--------------------------------------------------------------------------------
53.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         42,057
--------------------------------------------------------------------------------
54.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
--------------------------------------------------------------------------------
55.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%
--------------------------------------------------------------------------------
56.      TYPE OF REPORTING PERSON
         OO

57.      NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         Arena Capital Corp.

--------------------------------------------------------------------------------
58.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      [X]
                                                              (b)      [ ]
--------------------------------------------------------------------------------
59.      SEC USE ONLY
--------------------------------------------------------------------------------
60.      SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
61.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
62.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
63.      SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
64.      SHARED VOTING POWER
         24,481
--------------------------------------------------------------------------------
65.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
66.      SHARED DISPOSITIVE POWER
         24,481
--------------------------------------------------------------------------------
67.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
68.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]
--------------------------------------------------------------------------------
69.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.25%
--------------------------------------------------------------------------------
70.      TYPE OF REPORTING PERSON
         CO

                                AMENDMENT NO. 18
                                     TO THE
                                  SCHEDULE 13D


     This statement constitutes Amendment No. 18 to the Schedule 13D relating to the Common Stock, par value $0.01 per share ("Common Stock"), of National R.V. Holdings, Inc. (the "Issuer") filed by Gary N. Siegler ("Siegler"), Peter M. Collery ("Collery"), Siegler, Collery & Co. ("SCC"), SC Fundamental LLC
Employees' Savings and Profit Sharing Plan ("Employee Plan"), The Gary N. Siegler Foundation, ("Foundation") and Arena Capital Corp ("Capital") (collectively, the "Reporting Persons"). On December 28, 2001, Arena-NRV Investors, L.P. ("Arena") and Insight Investors, L.P. ("Insight") distributed all of the shares of Common Stock of the Issuer beneficially owned by it to their respective partners. Consequently, neither Insight nor Arena are Reporting Persons any longer. In addition, RV Dolphin Partners, L.P. ("R.V. - Dolphin"), Dolphin Partners II, L.P. ("Dolphin II") and Motorhome Partners, L.P. ("Motorhome") made liquidating distributions. Consequently, neither R.V. - Dolphin, Dolphin II nor Motorhome are Reporting Persons any longer.

Item 5.    Interest in Securities of the Issuer

     (a) As of the close of business on December 28, 2001, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon 9,716,593 Shares that were reported to be outstanding by the Issuer on November 13, 2001 in its Form 10-Q for the year ended September 30, 2001).

                             Shares of
     Name                   Common Stock                        Percentage
--------------------------------------------------------------------------------

Gary N. Siegler (1)              727,845                             7.1%
--------------------------------------------------------------------------------
Peter M. Collery (2)             262,270                             2.7%
--------------------------------------------------------------------------------
SC Fundamental, LLC                5,000                             .05%
Employees Savings and Profit
Sharing Plan
--------------------------------------------------------------------------------
Siegler, Collery & Co.           118,713                             1.2%
--------------------------------------------------------------------------------
The Gary N. Siegler Foundation    42,057                             0.4%
--------------------------------------------------------------------------------
Arena Capital Corp.               24,481                             .25%
======================================================================

     _______________________
 (1) Includes 435,930 shares underlying options held through a grantor retained annuity trust (the "GRAT") established by Mr. Siegler for the benefit of his family members and 77,114 shares underlying options held directly by Mr. Siegler.

(2) Includes 113,750 shares underlying options.

     Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of Capital, may be deemed to share with Capital the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which Capital to is the direct beneficial owner.

     Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of SCC may be deemed to share with SCC the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which SCC is the direct beneficial owner.

     Collery, by virtue of his status as a trustee of the Employee Plan, may be deemed to share with Employee Plan the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which Employee Plan is the direct beneficial owner.

     Siegler, by virtue of his status as the sole director and officer of Foundation, may be deemed to share with Foundation the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Foundation is the direct beneficial owner.

     Siegler, by virtue of his status of a co-trustee exercising sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which the GRAT is the direct owner, is deemed the beneficial owner of the shares held in the GRAT.

     Siegler has the sole power to vote or direct the vote and to dispose or to direct the disposition of 71,527 shares of Common Stock of which he is the direct beneficial owner.

     Collery has the sole power to vote or direct the vote and to dispose or to direct the disposition of 246 shares of Common Stock of which he is the direct beneficial owner.

     The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past 60 days. Unless otherwise noted, each of the transactions set forth below reflects a sale effected on the Nasdaq National Market.



     Trade                         Price Per
      Date                         Share  ($)                   Siegler
--------------------------------------------------------------------------------

    11/19/01                       8.0183                        29,000
--------------------------------------------------------------------------------

    11/20/01                       8.1643                        24,500
--------------------------------------------------------------------------------

     12/7/01                       9.8291                         5,800
--------------------------------------------------------------------------------

    12/10/01                       9.6878                         3,700
--------------------------------------------------------------------------------

    12/10/01                         9.70                         3,000
--------------------------------------------------------------------------------

    12/11/01                         9.80                           300
--------------------------------------------------------------------------------

    12/12/01                       9.6361                        13,200
--------------------------------------------------------------------------------

    12/14/01                       9.0981                         2,600
--------------------------------------------------------------------------------

    12/18/01                         8.90                         1,900
--------------------------------------------------------------------------------

    12/18/01                         8.90                         1,800
--------------------------------------------------------------------------------

    12/19/01                       9.5517                         4,200
--------------------------------------------------------------------------------

    12/20/01                         9.45                         2,000
--------------------------------------------------------------------------------
In  addition,  on December 28, 2001,  Insight and Arena  distributed  all of the shares  of  Common  Stock  of the  Issuer  beneficially  owned  by them to their respective partners. From these distributions, SCC, Capital, Siegler and Collery received 91,357, 24,481, 492 and 246 shares of Common Stock, respectively.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2002

                                  SCHEDULE 13D
----------------------------                     ----------------------------
CUSIP No. 637277104                                  Page 12 of 13 Pages
----------------------------                     ----------------------------

=================================================================



SIEGLER, COLLERY & CO.

By:      /s/ Gary N. Siegler                 .
Gary N. Siegler, as President


SC FUNDAMENTAL LLC
EMPLOYEES SAVINGS AND
PROFIT SHARING PLAN

By: /s/ Neil H. Koffler                   .
Neil H. Koffler as Attorney
in-Fact for Peter M.
Collery, Trustee (1)

THE GARY N. SIEGLER
FOUNDATION

By:   /s/ Gary N. Siegler              .
Gary N. Siegler, as President


ARENA CAPITAL CORP.

By:  /s/ Gary N. Siegler         .
Gary N. Siegler, as President

   /s/ Gary N. Siegler             .
Gary N. Siegler

  /s/ Neil H. Koffler                .
Peter M. Collery by Neil H. Koffler,
as Attorney-in-Fact (1)

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP No. 637277104                                    Page 13 of 13 Pages
----------------------------                       ----------------------------

=================================================================





     (1) Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery. The Powers of Attorney for Mr. Collery was filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.